Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BlackRock, Inc.
Commission File No.: 001-15305

Investment Commentary
APRIL 24, 2006
Bob Doll is President and Chief Investment Officer of Merrill Lynch Investment Managers (MLIM®) and its investment advisory affiliates, including Mercury Advisors. He joined MLIM in 1999 and has held a variety of senior management positions. Merrill Lynch Investment Managers has more than US$576 billion in assets under management.
On Tuesday of last week, the Federal Reserve released the minutes from its March Federal Open Market Committee (FOMC) meeting. Included in those minutes was the following statement: “Most members thought that the end of the tightening process was likely to be near, and some expressed concerns about the dangers of tightening too much given the lags of the effects of policy.” Stocks responded positively to this development, staging their biggest one-day rally of the year. For the week, the Dow Jones Industrial Average was up 1.9% to 11,347, the S&P 500® Index climbed 1.7% to reach 1,311 and the Nasdaq® Composite advanced 0.7% to end the week at 2,342. Once again, energy led the way, with that sector up 7%, and consumer groups trailed the pack, posting flat returns.
The first-quarter earnings season has started, and with about 30% of companies reporting results, approximately 70% have announced better-than-expected earnings. Not surprisingly, the industry groups that have posted the best results are the same ones that have seen the biggest increases in their stock prices — namely, energy, industrials and materials.
Stocks are now up around 5% for the year, which is obviously good news for investors. Nevertheless, we would be remiss if we did not point out some of the less constructive signs. Oil prices hit new record highs last week, some high-profile technology companies have reported disappointing earnings and tensions between the United States and Iran are continuing. Additionally, the fact that Tuesday’s rally did not carry over to additional days suggests to us that investor sentiment is somewhat mixed.
A closer look at the FOMC minutes shows that the Fed’s discussions about the economy emphasized both upside and downside risks. The Fed did engage in an extensive discussion about the housing market, which has been weakening and which we believe will contribute to a slowdown in the overall economy. Many observers, us included, now believe it is likely that the Fed will pause in its monetary tightening campaign after raising the target fed funds rate to 5% at the next FOMC meeting in May. One risk to financial markets is that inflation takes off, forcing the Fed to push rates higher. The other risk is that significantly higher energy prices, coupled with the moves the Fed has already made, may slow economic growth more than expected.

Equity markets have so far weathered the headwinds of higher energy prices and increasing interest rates with little damage. The market’s bullish reaction to the FOMC minutes last week underscores that the end to monetary tightening is an important factor in the coming months. We continue to believe that stocks may be due for a price correction. However, we also feel that should the Fed soon stand aside and the developing economic slowdown be mild, the stage could be set for a favorable investing environment for stocks.

On February 15, 2006, BlackRock, Inc. and Merrill Lynch & Co., Inc. entered into an agreement to merge Merrill Lynch Investment Managers and BlackRock to create a new independent company that will be one of the world’s largest asset management firms with over $1 trillion in assets under management (based on combined assets under management as of March 31, 2006). The transaction is expected to be completed in the third quarter of 2006, subject to necessary shareholder and regulatory approvals and other customary closing conditions, with the full integration of both firms’ operations shortly thereafter. The new company will operate under the BlackRock name.
The opinions expressed are those of Bob Doll as of April 24, 2006, and are subject to change. There is no guarantee that the forecasts made will come to pass. This material does not constitute investment advice and is not intended as an endorsement of any specific investment. Investment involves risk. Investing in foreign markets involves currency and political risks. Information and opinions are derived from proprietary and non-proprietary sources. Prepared in the U.S. for global distribution. Issued in Hong Kong by Merrill Lynch Investment Managers (Asia) Limited. Issued in the UK by Merrill Lynch Investment Managers Limited, regulated by The FSA.
MLIM is a registered service mark of Merrill Lynch & Co., Inc. S&P 500 is a registered trademark of The McGraw-Hill Companies, Inc. Nasdaq is a registered trademark of The NASDAQ Stock Market, Inc.
©2006 Merrill Lynch Investment Managers, L.P.